August 7, 2014
Via EDGAR
Office of the Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission (the “SEC”)
Attention: Larry Spirgel, Associate Chief Accountant

Re:    Liberty Global plc
Proposed Disclosure
Form S-4 (File No. 333-197059)

Ladies and Gentlemen:
As discussed, please find attached as Exhibit A our proposed disclosure presenting different possible outcomes of our tender offer for the Ziggo N.V. shares. We plan to include this disclosure in Amendment No. 2 to the Registration Statement on Form S-4 (Registration number 333-197059).
*    *    *
If you have any questions with respect to the foregoing or require further information, please contact the undersigned at 303-220-6632 or Leo Stegman at 303-220-6690.

Sincerely,

/s/ Brian Zook
Brian Zook
Vice President, Accounting Policy

cc:    Liberty Global plc
Bernie Dvorak
Bryan Hall
Leo Stegman
John Winter

Baker Botts LLP
    Robert Murray

KPMG LLP
Jason Waldron

    SEC
Jill Davis
Kenya Gumbs
Robert Littlepage
Christina Chalk
Emily Drazan

Exhibit A

The table below sets forth a summary of selected information assuming Liberty Global completes the Offer at the different Acceptance Levels noted below. These outcomes should be considered in connection with the other information included in this prospectus/offer to exchange, including the disclosure regarding certain other consequences to Ziggo shareholders if Liberty Global completes the Offer at the different Acceptance Levels. See “The Offer-Consequences to Ziggo Shareholders at Different Acceptance Levels.”

	Assumed Liberty Global ownership of Ziggo
	100.0% (1)	65.0% (2)	50.1% (3)

Ziggo ordinary shares acquired	142,999,262	72,999,262	43,199,262

Liberty Global shares issued:
Class A	32,632,432	16,658,432	9,858,072
Class C	80,508,585	41,098,585	24,321,185

Offer Consideration (in millions):
Cash Consideration (4)	$2,104.5	$1,074.3	$635.8
Share Consideration (5)	4,577.1	2,336.5	1,382.7
Total Offer Consideration	$6,681.6	$3,410.8	$2,018.5

Ziggo shareholders’ economic interest in Liberty Global (6)	12.7%	6.9%	4.2%
Ziggo shareholders’ voting interest in Liberty Global (7)	9.4%	5.0%	3.0%
_______________

(1)
Assumes that following completion of the Offer and the completion of the Statutory Buy-Out or the Asset Sale and Liquidation, as applicable, the Offeror and its affiliates hold 100.0% of the outstanding Ziggo ordinary shares and that the Ziggo ordinary shares acquired by the Offeror in the Offer were acquired for the Offer Consideration. This scenario is contemplated to occur if, after the Settlement Date and the Post-Closing Acceptance Period, (a) the Offeror and its affiliates hold at least 95.0% of the Ziggo ordinary shares or (b) the Offeror and its affiliates hold at least 80.0% of the Ziggo ordinary shares and the Asset Sale and Liquidation Resolutions Condition is satisfied.

(2)
Assumes that, following the Settlement Date and the Post-Closing Acceptance Period, the Offeror and its affiliates hold Ziggo ordinary shares representing 65.0% of the outstanding Ziggo ordinary shares and that the Ziggo ordinary shares acquired by the Offeror in the Offer are acquired for the Offer Consideration. The Offeror has the right, in its sole discretion and subject to applicable rules and regulations, to waive or reduce the Minimum Acceptance Level Condition to 65.0%.

(3)
Assumes that, following the Settlement Date and the Post-Closing Acceptance Period, the Offeror and its affiliates hold Ziggo ordinary shares representing 50.1% of the outstanding Ziggo ordinary shares and that the Ziggo ordinary shares acquired by the Offeror in the Offer were acquired for the Offer Consideration. The Offeror may only waive the Minimum Acceptance Level Condition, subject to applicable rules and regulations, to 50.1% with the consent of Ziggo and the lenders under the debt financing for the Offer.

(4)
Represents the assumed Cash Consideration to be paid upon completion of the Offer, calculated by multiplying the number of Ziggo ordinary shares to be acquired by €11.00 per share. The Cash Consideration has been translated into U.S. dollars using an exchange rate of $1.34 per euro, which represents the noon buying rate on July 30, 2014. A portion of the Cash Consideration will be funded with existing cash of Liberty Global (ranging from an estimated $___ million at 50.1% to an estimated $__ million at 100.0%), and the remainder will be financed with new debt of Ziggo (ranging from an estimated $__ million at 50.1% to an estimated $__ million at 100.0%) and Ziggo’s existing cash (ranging from an estimated $__ million at 50.1% to an estimated $__ million at 100.0%).

(5)
Represents the assumed Share Consideration to be transferred upon completion of the Offer, which is the sum of: (a) the aggregate number of Liberty Global A Shares to be issued multiplied by $41.60, the Liberty Global A Share price on July 30, 2014, and (b) the number of Liberty Global C Shares to be issued multiplied by $39.99, the Liberty Global C Share price on July 30, 2014.

(6)
Represents the economic interest that Ziggo shareholders would have in Liberty Global following the completion of the Offer, which is calculated by taking the number of Liberty Global A Shares and Liberty Global C Shares assumed to be issued, divided by the sum of the Liberty Global A Shares, Liberty Global B Shares and Liberty Global C Shares outstanding as of July 30, 2014 and the incremental Liberty Global A Shares and Liberty Global C Shares assumed to be issued upon completion of the Offer.

(7)
Represents the voting interest that Ziggo shareholders would have in Liberty Global following the completion of the Offer, which is calculated by dividing the total voting power associated with the Liberty Global A Shares assumed to be issued as Share Consideration by the total voting power associated with the sum of (a) the Liberty Global A Shares and Liberty Global B Shares outstanding as of July 30, 2014 and (b) the Liberty Global A Shares assumed to be issued as Share Consideration, based on one vote for each Liberty Global A Share and ten votes for each Liberty Global B Share.